INSWEB CORPORATION
10850 Gold Center Dr.
Suite 250
Rancho Cordova, CA 95670

November 23, 2011

Via EDGAR

Securities and Exchange Commission
100 First Street N.E.
Washington, D.C.  20549
Attention:  Ms. Maryse Mills-Apenteng

Re:	InsWeb Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed November 18, 2011 File No. 000-26083

Ladies and Gentlemen:

This letter relates to the verbal comment of the staff of the Division of Corporation Finance (the “Staff”) received by InsWeb Corporation (the “Company”) during telephone conversations with Staff members Courtney Haseley and Stephen Krikorian on November 21, 2011 and November 22, 2011 relating to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on November 18, 2011.  We have revised the proxy statement in response to the Staff’s comment and are filing concurrently with this letter an Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, which reflects these revisions and updates a limited amount of other information.

To facilitate the Staff’s review, we have summarized in bold face text the Staff’s verbal comment and our response follows.

General

1.	Please revise your proxy statement to include historical unaudited financial statements for the business to be sold, together with customary financial statement footnotes, for the relevant periods.

Response:

In response to the Staff’s comment, the Company has revised Appendix I to its proxy statement, titled “Insweb Corporation Unaudited Condensed Consolidated Financial Statements for the Business to be Sold”, to include historical unaudited financial statements for the business to be sold, together with customary financial statement footnotes, for the relevant periods.  We respectfully advise the Staff that a statement of cash flows is not included as part of the historical unaudited financial statements included in Appendix I, because we believe that the combination of the historical and pro forma financial statements in the form in which they are presented in Amendment No. 2 to the Preliminary Proxy Statement provide investors with a meaningful understanding of the transaction, and including a statement of cash flows as part of the historical unaudited financial statements included in Appendix I would not provide meaningful disclosure to investors.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience.  Please do not hesitate to contact the undersigned at (916) 853-3342.

Very truly yours,

/s/ L. Eric Loewe

L. Eric Loewe
Senior Vice President, General Counsel and Secretary

cc:	Hussein A. Enan
Karen Dreyfus, Esq., Sidley Austin LLP

2